

Mundoval Fund

Global Value Investing



Mundoval Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Mundoval Differentiators

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

Mundoval Facts as of 12/31/2009

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/4/2004
Holdings:	42
2009 Turnover:	15%
Net Assets:	$9.78 mil
Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at

www.Mundoval.com

Market Declines:

Normal but Outnumbered

Despite recent volatility in stock prices, history shows that equities have been a solid long-term investment. In fact, looking at the past 30 calendar years the S&P 500 index has had positive returns 80% of the time:

The S&P 500 Since 1980:

6 Negative Years, 20%

2008	-37%	2001	-12%	1990	-3%	1986
2002	-22%	2000	-9%	1981	-5%	1985

24 Positive Years, 80%

2009	26%	1999	21%	1993	10%	1986	18%
2007	5%	1998	29%	1992	8%	1985	32%
2006	16%	1997	33%	1991	31%	1984	6%
2005	5%	1996	23%	1989	31%	1983	23%
2004	11%	1995	37%	1988	17%	1982	21%
2003	29%	1994	1%	1987	5%	1980	32%

Data source: Standard & Poors. Past Performance is not indicative of future results.

Investing for the Long Haul:

Rather than try to time market fluctuations, the Mundoval Fund buys businesses we feel can deliver shareholder value *through* economic ups and downs, and typically hold them for three to five years.

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Market Declines: Normal, But Outnumbered
30 Years of S&P 500 Annual Returns



< 6 Negative Years
24 Positive Years >
2008 -37%
2002 -22%
2001 -12%
2000 -9%
1990 -3%
1981 -5%
2007 5%
2005 5%
1994 1%
1992 8%
1987 5%
1984 6%
2006 16%
2004 11%
1993 10%
1988 17%
1986 18%
2009 26%
2003 29%
1999 21%
1998 29%
1996 23%
1983 23%
1982 21%
1997 33%
1995 37%
1991 31%
1989 31%
1985 32%
1980 32%
-30%
-20%
-10%
0%
10%
20%
30%

Data source: Standard & Poor's. Past performance is not indicative of future results.

Investing for the Long Haul

Rather than try to time market fluctuations, the Mundoval Fund buys businesses we feel can deliver share-holder value *through* economic ups and downs and typically hold them for three to five years.

About the Mundoval Fund

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

Fund Facts as of 12/31/09

Ticker	MUNDX	2009 PortfolioTurnover	15%
CUSIP	62613P202	Net Assets (millions)	$9.78
Inception Date	9/3/2004	Expense Ratio	1.50%
Total Holdings	42	*No sales loads or distribution fee*	

You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM